SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                           2THEMART.COM, INC.
                           (Name of Issuer)

                    Common Stock, $.0001 par value
                    (Title of Class of Securities)

                             89151P 10 4
                            (CUSIP Number)

                         Richard Cutler, Esq.
                   Law Offices of M. Richard Cutler
610 Newport Center Drive, Suite 800, Newport Beach, CA 92660 (949) 719-1977

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications

                           November 5, 1999
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             SCHEDULE 13D

CUSIP NO. 875494 10 6

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

        PZ Holdings, Limited - IRS # 88-0383127

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        _________A
        _________B

3.      SEC USE ONLY:

4.      SOURCE OF FUNDS: SC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        PZ Holdiings, Limited, is a Colorado Limited Partnership.

7.      SOLE VOTING POWER  8,400,000

8.      SHARED VOTING POWER  0

9.      SOLE DISPOSITIVE POWER    8,400,000

10.     SHARED DISPOSITIVE POWER  0

11.     AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON: 8,400,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:  [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.81%

14.     TYPE OF REPORTING PERSON   PN

ITEM 1.           Security and Issuer.

                  Common Stock, $0.0001 par value, of 2TheMart.com, Inc. 18301 Von Karman Avenue, 7th Floor
                  Irvine, CA 92612

ITEM 2.           Identity and Background.

                  This statement is filed on behalf of:

1.                (a) Name:                   Steven W. Rebeil, General
                                              Partner, PZ Holdings, Limited

                  (b) Business Address:       18301 Von Karman Avenue, 7th Flr.
                                              Irvine, CA 92612

                  (c) Principal Occupation:   Steven W. Rebeil is the General
                                              Partner of PZ Holdings, Limited
                                              and is currently the Chief
                                              Executive Officer and Chairman
                                              of the Board of the Issuer.

                  (d) During the last five years, Mr. Rebeil
                      has not been convicted in a criminal proceeding.

                  (e) During the last five years, Mr. Rebeil
                      has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                  (f) Citizenship:  United States

ITEM 3.           Source and Amount of Funds or Other Consideration.

                  PZ Holdings, Limited acquired 8,400,000 of the shares as part of the Issuerer's acquisition of 2TheMart.com, Inc., a Nevada corporation.

ITEM 4.           Purpose of Transaction.

                  See Item 3. No additional acquisitions or dispositions of shares are contemplated.

ITEM 5.           Interest in Securities of the Issuer

                  Of the 25,600,430 shares of Common Stock outstanding, PZ Holdings Limited has sole voting and dispositive power over 8,400,000 shares or 32.81% of the total shares.

ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  None

ITEM 7.           Materials to be Filed as Exhibits.

                  None.

                              SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 1999
                                              /s/Steven W. Rebeil
                                              PZ Holdings Limited
                                              By: Steven W. Rebeil
                                              Its: General Partner